DEFINED STRATEGY FUND INC.

FILE # 811-21621

ATTACHMENT 77C - Submission of matters to a vote of security holders

During the six-month period ended March 31, 2009, the stockholders of Defined Strategy Fund Inc. voted on the following proposals. On December 19, 2008, a special meeting of stockholders was adjourned with respect to the proposals until February 27, 2009, at which time they were approved. A description of the proposals and number of shares voted are as follows:

Shares Voted

Shares Voted

Shares Voted

For

Against

Abstain

To approve a new investment advisory

and management agreement for the Fund.

2,550,550

107,406

31,906

To approve a new investment subadvisory

agreement for the Fund.

2,550,746

108,627

30,489